[Letterhead of Womble Carlyle Sandridge & Rice, LLP]

September 5, 2014

Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chanticleer Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 001-35570

Dear Ms. Erlanger:

On behalf of our client, Chanticleer Holdings, Inc. (the “Company”), this letter is to confirm the Company’s extension through September 22, 2014 to respond to the comments in your letter dated August 26, 2014.

Very truly yours,

/s/ Sudhir N. Shenoy